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WMX Technologies, Inc.           Phone: 708.572.8800
3003 Butterfield Road
Oak Brook, IL 60521

      Analyst Contact:              Media Contact:
      John D. Sanford               William J. Plunkett
      (630) 572-8803                (630) 572-8898

                                                        NEWS


                           WMX TECHNOLOGIES DIRECTOR
                   INTENDS TO TENDER SHARES IN DUTCH AUCTION

     Oak Brook, Illinois, April 28, 1997 -- WMX Technologies, Inc. announced today that it had been advised by Peter H. Huizenga, a director of the Company, of his intention to tender a portion of the shares of the Company's common stock of which he is the beneficial owner to the Company in its Dutch auction tender offer. Mr. Huizenga, who will retire as a director of the Company when his term ends at the Annual Meeting of Stockholders on May 9, 1997, owns beneficially approximately 8 million shares of the Company's stock, or approximately 1.7 percent of the total shares outstanding.

     Subject to the terms and conditions of the Company's Offer to Purchase, the Dutch auction tender offer is for up to 30 million shares, at a purchase price not in excess of $35 nor less than $30 per share, and is scheduled to expire at 12:00 midnight, New York City time, on April 28, 1997.

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